Exhibit 99.2

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.

900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is August 8, 2013

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: August 8, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4. Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) announces public offering.

5. Full Description of Material Change

The Company announces a marketed public offering of units (the “Units”) and flow-through units (the “Flow-Through Units”). The offering of the Units and the Flow-Through Units is referred to herein as the “Offering.”

Each Unit will be comprised of one common share of the Company (a “Unit Share”) and one half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Flow-Through Unit will be comprised of one common share of the Company, which qualifies as a “flow-through share” within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”) and one half of one Warrant. Each whole Warrant shall entitle the holder thereof to acquire one common share of the Company (a “Warrant Share”), at an exercise price and exercise period to be determined in the context of the market. The pricing and number of Units and Flow-Through Units will be determined in the context of the Market.

The Offering will be conducted on a best efforts agency basis pursuant to an agency agreement to be entered into among the Company and a syndicate of agents led by Secutor Capital Management Corporation, such syndicate to include Global Hunter Securities LLC (collectively, the “Agents”). Global Hunter Securities LLC will offer the Units only in the United States. The Company expects to close the Offering by August 15, 2013.

The Company intends to use the net proceeds of the Offering to complete the upgrade and refurbishment at its Jerritt Canyon mill operations, complete the development of the underground mine facilities at the Saval 4 property, fund the remaining bonding related to future reclamation obligations and for general working capital. Flow-Through proceeds will be used to further fund exploration activities at the Company’s Ketza River property as it advances through the permitting phase.

The Company will apply to list the Unit Shares, the Flow-Through Shares and the Warrant Shares issuable on exercise of the Warrants on the Toronto Stock Exchange (the “TSX”). Listing will be subject to satisfying all of the requirements of the TSX. As this Offering is subject to market conditions, there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

The Offering will be made pursuant to a short form base shelf prospectus dated October 31, 2012 that the Company has filed with the security regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario (the “Canadian Securities Authorities”) and a registration statement on Form F-10 (No. 333-184496), as amended and supplemented, that the Company has filed with the Securities and Exchange Commission (the “SEC”), both of which are effective. Any offer or sale will be made only by means of a U.S. prospectus supplement and a Canadian prospectus supplement to be filed with SEC and the Canadian Securities Authorities, respectively. A preliminary U.S. prospectus supplement and a preliminary Canadian prospectus supplement containing important information relating to these securities has been filed with the SEC and the Canadian Securities Authorities, respectively. The preliminary prospectus supplements are still subject to completion and amendment. A final U.S. prospectus supplement will be filed with the SEC and a final Canadian prospectus supplement relating to the Offering will be filed with the Canadian Securities Authorities.

Copies of the preliminary prospectus supplements and, when available, the final prospectus supplements and the accompanying base shelf prospectus relating to these securities are available at www.sedar.com and www.sec.gov or by directing a request in the United States to Global Hunter Securities LLC at 777 Third Avenue, 36th Floor, New York, NY, 10017 and outside the United States to Secutor Capital Management Corporation at 1167 Caledonia Road, Toronto, Ontario, M6A 2X1, phone (416) 545-1015, email: pgraham@secutor.ca, Attention: Peter Graham.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the preliminary prospectus supplements, the short form base shelf prospectus or the registration statement.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs, CFO
Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, BC this 12th day of August, 2013.

/s/ Shaun Heinrichs ____________

Shaun Heinrichs, CFO